Contact

www.linkedin.com/in/jae-huff-045a68a0 (LinkedIn)
www.imdb.com/name/nm13212988/ (Personal)

Top Skills

Event Planning
Public Relations
Nonprofits

Certifications

Faith Driven Entrepreneur
Foundation Group

Jae Huff

CEO/ Producer
Murfreesboro, Tennessee, United States

Experience

Huff Media Productions
4 years 3 months

Producer
2021 - Present (3 years)

Producer/ Voice Actor
April 2020 - Present (4 years 3 months)

Self-employed
Voice Over Talent
February 2014 - Present (10 years 5 months)

Completed Book Narration:

The Urban Prepper

Adventure Guide to Switzerland

The Best of the Empty Nest

Living with Purpose

Dressed for Death Murder Series

Finding Fireflies

The Civil War: USA at War With Itself

Secrets of Sunbeams

Hannah Duggan Devotional Series (Just Us Girls, Dare Greatly, and What Now)

Understanding Child and Teenage Behavior

Vikings: A Concise History of the Vikings

Starwood Hotels & Resorts Worldwide, Inc.
Catering Manager
October 2005 - March 2007 (1 year 6 months)

World Help
International Missions
September 2003 - May 2005 (1 year 9 months)

Education

Liberty University

BS, Communications with a concentration in Public Relations · (2000 - 2003)